Exhibit 12(i)
Renasant Corporation and Subsidiaries
Calculation of Ratio of Earnings to Fixed Charges
(In Thousands)

The following table sets forth the consolidated ratios of earnings to fixed charges of Renasant Corporation (the “Company”) for the periods shown below. No shares of the Company's preferred stock were outstanding, and the Company did not pay dividends on preferred stock, during these periods. No shares of the Company's preferred stock are currently outstanding. As a result, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges for these periods.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Net income before income taxes	$100,681	$68,455	$99,764	$85,887	$45,746	$33,465	$34,675
Fixed charges (see below)	19,206	15,074	19,722	23,051	23,683	26,975	42,388
Total earnings	$119,887	$83,529	$119,486	$108,938	$69,429	$60,440	$77,063

Fixed Charges:
Interest expensed and capitalized on deposits	$13,018	$10,340	$13,715	$16,216	$17,118	$19,030	$31,729
Interest expensed and capitalized on other debt	7,339	5,888	7,950	7,711	6,353	6,945	9,672
Amortized premiums and discounts related to deposits	(1,825)	(1,593)	(2,611)	(1,425)	(632)	—	—
Amortized premiums and discounts related to other indebtedness	(411)	(384)	(521)	(387)	(21)	161	161
Estimate of the interest expense within rental expense	1,085	823	1,189	936	865	839	826
Total fixed charges	$19,206	$15,074	$19,722	$23,051	$23,683	$26,975	$42,388

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	13.56	11.82	12.58	11.40	7.36	5.21	4.25
Including Interest on Deposits	6.24	5.54	6.06	4.73	2.93	2.24	1.82

The ratios of earnings to fixed charges are computed by dividing (1) income (loss) before income taxes and fixed charges by (2) total fixed charges. For purposes of computing these ratios:

•
fixed charges, including interest on deposits, includes all interest expense, amortized premiums and discounts related to deposits and other indebtedness, and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•
fixed charges, excluding interest on deposits, includes interest expense (other than on deposits), amortized premiums and discounts related to indebtedness (but not deposits), and the estimated portion of rental expense attributable to interest, net of income from subleases.